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               CONESVILLE COAL PREPARATION COMPANY
                QUARTERLY REPORT PER REQUIREMENTS
             OF HOLDING COMPANY ACT RELEASE NO. 23463
        BY MONTH, FOR THE QUARTER ENDED SEPTEMBER 30, 1997



                             CONTENTS

                                                          Page

Statements of Income                                             1

Balance Sheets                                              2

Statements of Quantities of Coal Processed and
 Customer Billings for Coal Washing Services                     3

Statements of Cost of Operation                                  4

Price Per Ton of Coal Deliveries                                 5

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
                  CONESVILLE COAL PREPARATION COMPANY
                         STATEMENTS OF INCOME
          BY MONTH, FOR THE QUARTER ENDED SEPTEMBER 30, 1997
                              (UNAUDITED)

                                                                          Three
                                                                          Months
                                          Month Ended                     Ended
                            July 31,    August 31,    September 30,   September 30,
                              1997         1997            1997            1997
                                               (in thousands)
OPERATING REVENUES -
  Services to Parent . . .    $430         $597            $653           $1,680

COST OF OPERATION. . . . .     441          587             643            1,671

OPERATING INCOME (LOSS). .     (11)          10              10                9

NONOPERATING INCOME. . . .       4           -               -                 4

INCOME (LOSS) BEFORE
  FEDERAL INCOME TAXES . .      (7)          10              10               13

FEDERAL INCOME TAX
 EXPENSE (CREDIT). . . . .     (13)           4               4               (5)

NET INCOME . . . . . . . .    $  6         $  6            $  6           $   18

The common stock of the Company is wholly
owned by Columbus Southern Power Company.
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
                  CONESVILLE COAL PREPARATION COMPANY
                            BALANCE SHEETS
        BY MONTH-END, FOR THE QUARTER ENDED SEPTEMBER 30, 1997
                              (UNAUDITED)
                                             July 31,    August 31,    September 30,
                                               1997         1997            1997
                                                       (in thousands)
ASSETS
MINING PLANT:
  Mining Plant in Service . . . . . . . . .  $  781        $  781          $  770
  Accumulated Amortization. . . . . . . . .     449           457             453
         NET MINING PLANT . . . . . . . . .     332           324             317

OTHER PROPERTY AND INVESTMENTS. . . . . . .     109           102              96

CURRENT ASSETS:
  Cash and Cash Equivalents . . . . . . . .      43           235             200
  Accounts Receivable:
    General . . . . . . . . . . . . . . . .       7            15              20
    Affiliated Companies. . . . . . . . . .   2,839         2,830           3,016
  Materials and Supplies. . . . . . . . . .     910           876             876
  Other . . . . . . . . . . . . . . . . . .      28            25              23
         TOTAL CURRENT ASSETS . . . . . . .   3,827         3,981           4,135

DEFERRED INCOME TAXES . . . . . . . . . . .     722           696             698

REGULATORY ASSETS . . . . . . . . . . . . .     250           247             247

DEFERRED CHARGES. . . . . . . . . . . . . .      42            18              48

           TOTAL. . . . . . . . . . . . . .  $5,282        $5,368          $5,541

CAPITALIZATION AND LIABILITIES
SHAREOWNER'S EQUITY:
  Common Stock - Par Value $1,000:
    Authorized - 500 Shares
    Outstanding - 100 Shares. . . . . . . .  $  100        $  100          $  100
  Paid-in Capital . . . . . . . . . . . . .     400           400             400
  Retained Earnings . . . . . . . . . . . .     791           797             803
         TOTAL SHAREHOLDER'S EQUITY . . . .   1,291         1,297           1,303

OTHER NONCURRENT LIABILITIES. . . . . . . .   1,146         1,104           1,117

CURRENT LIABILITIES:
  Accounts Payable:
    General . . . . . . . . . . . . . . . .     143           102             145
    Affiliated Companies. . . . . . . . . .     136           165             196
  Accrued Rentals . . . . . . . . . . . . .     316           631             894
  Other . . . . . . . . . . . . . . . . . .     326           344             354
         TOTAL CURRENT LIABILITIES. . . . .     921         1,242           1,589

DEFERRED GAIN ON SALE OF PLANT. . . . . . .   1,045         1,026           1,006

REGULATORY LIABILITIES. . . . . . . . . . .     879           699             526

           TOTAL. . . . . . . . . . . . . .  $5,282        $5,368          $5,541

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
                  CONESVILLE COAL PREPARATION COMPANY
            STATEMENTS OF QUANTITIES OF COAL PROCESSED AND
              CUSTOMER BILLINGS FOR COAL WASHING SERVICES
          BY MONTH, FOR THE QUARTER ENDED SEPTEMBER 30, 1997


Services Rendered to
Columbus Southern             Raw                   Clean
Power Company's               Coal                  Coal
Conesville Plant*             Input     Rejects     Output     Unit Price     Amount
  (Month/Year)                (tons)     (tons)     (tons)      (per ton)      (000)
July 1997. . . . . . . . . . 135,453     19,382     116,071       $3.70        $430

August 1997. . . . . . . . . 198,920     27,162     171,758       $3.48        $597

September 1997 . . . . . . . 216,367     28,863     187,504       $3.48        $653


 * Jointly owned by Cincinnati Gas & Electric Company, Dayton Power & Light Company
   and Columbus Southern  Power Company, the parent of Conesville  Coal Preparation
   Company.
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
                  CONESVILLE COAL PREPARATION COMPANY
                    STATEMENTS OF COST OF OPERATION
          BY MONTH, FOR THE QUARTER ENDED SEPTEMBER 30, 1997

                                                                              Three
                                                                              Months
                                            July     August     September     Ended
                                            1997      1997         1997      9/30/97
                                                        (in thousands)
Labor-UMW*. . . . . . . . . . . . . . . . .$  57     $  79        $  81      $  217
Benefits-UMW* . . . . . . . . . . . . . . .   39        25           41         105
Office Salaries and Benefits. . . . . . . .   86        61           96         243
Operating Materials . . . . . . . . . . . .   34        26           59         119
Maintenance - Materials and Services. . . .   42        57           66         165
Electricity . . . . . . . . . . . . . . . .   29        36           36         101
Other Billed Services . . . . . . . . . . .   24       130           85         239
Rentals . . . . . . . . . . . . . . . . . .  322       327          322         971
Amortization of Deferred Gain
  on Sale of Plant. . . . . . . . . . . . .  (20)      (19)         (20)        (59)
Depreciation. . . . . . . . . . . . . . . .    2         3            2           7
Cleaning Cost Normalization** . . . . . . . (236)     (180)        (173)       (589)
Other . . . . . . . . . . . . . . . . . . .   62        42           48         152

          Total . . . . . . . . . . . . . .$ 441     $ 587        $ 643      $1,671


 * United Mine Workers of America.
** Represents the deferral/accrual required to establish revenue based on forecasted results for the remainder of the year.  The amount of cleaning cost normalization
   is  established  on  an  "overall"  company   basis (i.e., not  itemized)  and is
   eliminated by year-end.
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
                    COLUMBUS SOUTHERN POWER COMPANY
                   PRICE PER TON OF COAL DELIVERIES
          BY MONTH, FOR THE QUARTER ENDED SEPTEMBER 30, 1997


                                                      July      August    September
                                                      1997       1997        1997
Clean Coal Deliveries from Conesville Coal
  Preparation Plant (a) . . . . . . . . . . . . . .  $41.40 *   $40.38 *   $40.21 *


Notes: (a) Coal  cleaned  by Conesville  Coal Preparation  Plant and  delivered to
      Columbus Southern Power's Conesville Generating Plant. These deliveries of clean coal will normally consist of coal cleaned from beginning inventory as well as current month deliveries.




* Average price per ton.
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